January 3, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Safe and Green Development Corporation
Post-effective Amendment No. 1 to our Registration Statement on Form S-1
Filed December 29, 2023 File No: 333-276149

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Safe and Green Development Corporation (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Post-effective Amendment No. 1 to our Registration Statement on Form S-1, File No. 333-276149 filed on December 29, 2023 (the “Post-Effective Amendment”), because when filed on EDGAR, the Post-Effective Amendment was improperly tagged as POS AM and should have been tagged as POS EX. It is our intention to refile the post-effective amendment properly tagged, following the filing of this withdrawal request. As of the posting of this withdrawal, no securities have been sold under the Registration Statement on Form S-1.

Accordingly, the Registrant requests an order granting the withdrawal of the Post-Effective Amendment to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Post-Effective Amendment to the undersigned via e-mail at nbrune@sgdevco.com, with a copy to Leslie Marlow, Esq. of Blank Rome, the Registrant’s counsel, at leslie.marlow@blankrome.com.

Please contact Leslie Marlow at (212) 885-5358 or Melisa Palat Murawsky at (215) 569-5732 with any questions you may have, and please notify either Ms. Marlow or Ms. Murawsky when this application of withdrawal has been granted.

Very truly yours,

SAFE AND GREEN DEVELOPMENT CORPORATION

By:	/s/ Nicolai Brune
	Name:	Nicolai Brune
	Title:	Chief Financial Officer

cc: Leslie Marlow, Blank Rome LLP